Regulation CF · Common Stock at $1.00/share · Minimum $250

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Regulation CF Offering · Common Stock at $1.00/Share

Invest in America's best-known e-bike brand.

$7 million in revenue in its first four and a half months of operations, at a 43.7% gross margin, in a market projected to reach $149 billion.

Price per share	Minimum	Bonus shares until Oct 31
$1.00	**$250**	**20%**

Invest in RAD Bikes Today!

20% bonus shares on investments completed on or before October 31, 2026; Rad owners may be eligible for up to 50%, subject to the terms of the offering. Offering closes November 30, 2026. Investing involves risk, including total loss.

$7.0M	43.7%	1.5M+	$11M	1,000+
Audited revenue, first 4.5 months	Gross margin	U.S. customer records	Inventory on the balance sheet	Independent service centers


Meet the New
RADRUNNERS™
STRONGER. SAFER. SMARTER.

Read the Investment Thesis

See the Bonus Terms

Act fast: invest on or prior to October 31, 2026 to receive 20% bonus shares. Offering officially closes November 30, 2026.

Forward-looking statements: This page contains forward-looking statements that reflect current expectations and are not guarantees of future performance. Actual results may differ materially. See the Form C for important risk factors and additional information.

$7.0M
Revenue in the first 4.5 months of operations (audited)

43.7%
Gross margin over that same period

1.5M+
U.S. customer records

425K+
Email subscribers

7
Company-owned retail stores

1,000+
Independent service centers in the network

Financial figures are audited results for Rad Life Mobility, Inc. from inception (February 19, 2026) through June 30, 2026. See our Form C for complete financial statements and risk factors.

The thesis

A category-defining brand, built for the next decade

Rad Power Bikes is a household name with brand recognition.

Rad Power Bikes has strong customer recognition and a loyal rider community. Under new ownership, the brand is positioned for growth — turning that recognition into a leading position in the e-bike category.

Today that brand sits on a deliberately lean platform: U.S.-based assembly through an affiliated manufacturer, centralized purchasing, a multi-channel sales network, and two additional brands operating alongside it across the premium and off-road segments.

The brand is established. The infrastructure is built. What we're raising for is scale.

Invest in Rad









The asset base

What you're investing in

This is not a startup raising on a pitch deck. These are assets already on the balance sheet, already generating revenue.

The brand

Rad Power Bikes is among the most recognized e-bike names in North America — replicating that recognition from scratch would cost a new entrant many multiples of what it would take to buy, and years it doesn't have to spend.

The customer database

Approximately 1.5 million unique U.S. Shopify customer accounts and approximately 250,000 Canadian accounts, many with 20+ transaction records. More than 425,000 email subscribers. Roughly 169,000 customers engaged in the last 180 days. In a category where customer acquisition is the single largest cost line, we start with a warm list most competitors would have to buy.

The intellectual property

An IP portfolio including patents and trademarks covering e-bike design profiles and the market-differentiating Safe Shield battery.

The distribution

Seven company-owned retail stores in key U.S. markets for test rides, sales, and service. A direct-to-consumer e-commerce platform. A reseller, wholesale, and commercial channel. And more than 1,000 independent service centers supporting riders nationwide.

The inventory

Approximately $11.0 million of inventory on the balance sheet as of June 30, 2026 — product that can be sold into demand that already exists, rather than demand that has to be created.

The data

More than a decade of historical customer and operating data, informing marketing efficiency, product decisions, and inventory planning.



An audience most competitors would have to buy.

Against an established brand, an owned database, and a retail and service footprint — the marketing dollar does more work here than it does for a brand nobody has heard of.

Historical Rad Power Bikes sales, financings, valuations, customer records, and operating results relate solely to the prior business of Rad Power Bikes and are not the revenues, valuations, or operating results of Rad Life Mobility, Inc. Past performance of the prior business does not guarantee future performance of the Company. The Company has not independently verified that all acquired customer records remain current, active, or marketable.



Traction

Revenue from month one

Most companies raising on Reg CF are pre-revenue. We were selling bikes within weeks of commencing operations.

Audited results — inception (February 19, 2026) through June 30, 2026

Revenue	**$7,000,756**
Gross profit	**$3,060,889**
Gross margin	**43.7%**
Total assets	**$18,641,729**
Inventory	**$10,969,520**

What those numbers mean

Roughly $7 million of revenue in the first four and a half months, at a gross margin approaching 44%, from a business stood up from a standing start — new entity, new team structure, new supply chain. The Company recorded a net loss of $2,051,625 over the same period as it absorbed the fixed costs of establishing operations. We are investing ahead of scale, and this offering is part of that investment.

February 2026	Rad Life Mobility is formed and acquires the Rad Power Bikes brand and specific IP, inventory, retail operations, infrastructure, and customer database.
March 2026	First full month of operations. Revenue begins.
April–June 2026	Serial 1 added as exclusive worldwide reseller; QuietKat's off-road brand assets acquired.
Ongoing	Building out a 100,000+ sq ft multi-line assembly, logistics, and fulfillment facility in Tennessee through our affiliated manufacturer, with planned Foreign-Trade Zone activation.

See our Form C for complete audited financial statements. Forward-looking statements reflect current expectations and are not guarantees of future performance.

The market

A $149 billion market with no clear leader



The category is growing

Industry projections put the global e-bike market at approximately $149 billion by the mid-2030s, with the North American segment forecast in some reports to grow at a double-digit CAGR through 2033 — driven by urban mobility shifts, car-replacement trips, and adoption across a widening age range.

The category is fragmented

No single operator has achieved meaningful scale across multiple e-bike segments in North America. The field is a long tail of single-brand importers, most of them undercapitalized, most of them competing on price alone.

Recognition is the scarce asset

In a fragmented market full of interchangeable brands, name recognition is the hardest thing to manufacture and the most valuable thing to own. Rad Power Bikes already has it.

The consolidation opportunity

A platform that owns recognized brands across multiple segments, sells through multiple channels, and assembles domestically has structural advantages over a single-brand importer: purchasing leverage, shared overhead, tariff and duty efficiency, and a far lower cost to acquire each incremental customer.

Market size and growth figures are third-party industry projections, are not guarantees, and do not reflect the Company's own forecasts or results.

The growth plan

Where your investment goes

At the maximum raise of $5,000,000.

Inventory procurement — e-bikes, parts, accessories, manufacturer deposits, logistics — **$3,000,000 · 60%**

Sales and marketing — digital advertising, SEM, social, influencer, brand and content — **$1,000,000 · 20%**

brand and content

Working capital and general corporate purposes **$755,000 · 15.1%**

Highlander funding portal fee **$245,000 · 4.9%**

Why 60% goes to inventory

In this business, inventory is growth. Demand for Rad product exists today — the constraint on revenue is having units, parts, and batteries on hand to sell. Every dollar of inventory financed is a dollar that converts to revenue at a reported 43.7% gross margin. This is the most direct line between capital raised and revenue generated that we can offer investors.

Why 20% goes to marketing

We own a database of 1.5 million past customers and 425,000+ email subscribers. Marketing against an owned list is a fundamentally different economic proposition than buying cold traffic.

The next 12–18 months

- Complete the integration of Rad Power Bikes, QuietKat, and Serial 1 onto a single operating platform.
- Improve product availability, parts supply, and customer support.
- Advance the Tennessee assembly and fulfillment facility, with planned FTZ activation for duty deferral and improved cash flow.
- Expand the retail, dealer, and reseller networks into underserved markets.
- Build out recurring revenue: parts, batteries, accessories, service, apparel, upgrades, and financing.

Concurrent Regulation D Rule 506 Offering

The Company is concurrently conducting a separate offering of securities pursuant to Regulation D Rule 506 of the Securities Act of 1933, as amended ("Reg D Offering"). The Company may raise up to $15,000,000 pursuant to the Reg D Offering.

The Company's concurrent Reg D Offering may result in the issuance of additional securities and may affect the capitalization, ownership percentages and potential dilution applicable to investors participating in this Offering.

The Company is offering up to 15,000,000 Shares at $1.00 per Share in the Reg D Offering, on substantially the same terms as set forth herein, including the issuance of bonus shares and investor benefits as described herein.

The portfolio

Three brands. Three segments. One platform.

Three brands. Three segments. One platform.



Mass market

Rad Power Bikes

The anchor. Cargo, utility, and commuter e-bikes at accessible price points. North America's most recognized e-bike name, with the customer base and service network to match.



Off-road & outdoor

QuietKat

Purpose-built off-road, hunting and overland e-bikes. A distinct customer and a distinct sector — serving a high-engagement outdoor community at premium price points.



Premium

Serial 1

Originally developed by Harley-Davidson and available through our platform as exclusive worldwide reseller. Higher-ASP urban and lifestyle riders.


POLICE

Brand spotlight

QuietKat — the off-road segment

QuietKat sits in a category of its own: purpose-built electric bikes for hunting, overlanding and backcountry access. The customer profile is distinct from commuter e-bikes — higher average order value, deeper brand loyalty, and a community that buys accessories, racks, trailers and service alongside the bike.

Trusted by law enforcement agencies for demanding, off-road mobility. A different sector and a different buyer — which is precisely why it diversifies the platform rather than duplicating it.



Brand spotlight

Serial 1 — the premium segment

Serial 1 was originally developed by Harley-Davidson and reaches a higher-ASP urban and lifestyle rider. The platform serves it as exclusive worldwide reseller, adding a premium tier without the cost of building a premium brand.

Harley-Davidson is not a partner in, investor in, or endorser of this offering.

> **The point of owning all three**
>
> One marketing engine, one supply chain, one operations team, and one customer database serving three distinct price points and three distinct buyers. Overhead is shared. Purchasing is centralized. A customer acquired for one brand becomes a customer of the house of brands.

Reasons to invest

Ten reasons to invest

01 **National brand recognition**
Rad Power Bikes is among the most recognized e-bike names in North America, named by TIME as one of the world's most influential companies in 2021.

02 **Revenue from day one**
$7.0 million in audited revenue in the first four and a half months of operations.

03 **Healthy gross margin**
43.7% reported gross margin during that initial operating period.

04 **A warm customer database**
Approximately 1.5 million U.S. accounts, 250,000 Canadian accounts, 425,000+ email subscribers, and roughly 169,000 recently engaged customers.

05 **Efficient customer acquisition**
Marketing runs against an owned database of past customers and subscribers rather than expensive cold traffic.

06 **Multi-channel distribution already built**
DTC e-commerce, seven retail stores, resellers, wholesale, commercial sales, and 1,000+ independent service centers.

07 **Three brands across three segments**
Mass market, off-road, and premium — diversified revenue from a shared cost base.

08 **U.S.-based assembly**
Affiliated domestic assembly and a planned Tennessee Foreign-Trade Zone facility, designed to reduce tariff exposure and improve availability, cost control, and quality consistency.

09 **Recurring revenue beyond the bike**
Parts, batteries, accessories, service, apparel, upgrades, and financing extend customer lifetime value well past the first purchase.

10 **Bonus shares of up to 50%**
Early and eligible investors can receive up to 50% additional shares on top of their cash investment. See terms below.

Invest Now

Leadership

Operators who have done this before



Jim Brown
President & Chief Executive Officer

37+ years in automotive retail and mobility. Former President of 60+ dealerships across seven states. Helped guide an automotive group through a $4.4 billion sale in 2022. A specialist in scaling retail operations and executing turnarounds.



Robert Provost
Executive Chairman

25+ years leading development, manufacturing, and distribution at technology companies, with over 18 years in e-bike manufacturing. Founded what he describes as the nation's largest U.S. Foreign Trade Zone electric bicycle production



Ivan Drusc
Chief Financial Officer

Finance and accounting leader with experience from startups to global public companies. Focused on operational efficiency and risk management.



Dan Del Aguila
Chief Operating Officer & Controller

30+ years in manufacturing and e-mobility. Co-founder of Prodeco Technologies and Life EV. Leads operations and financial controls.

and executing turnarounds.

Zone electric bicycle production facility.



Helen Cho

General Counsel

20 years in legal and corporate advisory roles, representing brands in the e-commerce/retail sector such as Dollar General and Westfield. Leads governance and compliance.



Dior Biancofiori

SVP, Retail

20+ years in multi-unit retail. Led retail and operations at Rad Power Bikes. Previously Sephora, Eddie Bauer, and Fossil.



Scott Adams

Chief Investment Officer

16+ years in sales leadership and channel growth. Built partner channels and multi-region go-to-market programs.



Jacqueline Kouma

VP, Marketing

15+ years in marketing and digital commerce. Led marketing and go-to-market for Sony and high-growth D2C brands. MBA, San Diego State.

The terms

The offering

Security	Common Stock
Price per share	$1.00
Minimum investment	$250
Target offering minimum	$10,000
Maximum offering	$5,000,000
Pre-money valuation	$205,543,933
Offering deadline	Nov 30, 2026
Funding portal	Highlander

The pre-money valuation was determined solely by the Company's management. No independent valuation, appraisal, or fairness opinion was obtained. Unless the Company raises at least the target offering amount of $10,000 by the offering deadline, no securities will be sold, investment commitments will be cancelled, and committed funds will be returned.

Note on voting rights: Shares purchased in this offering, including bonus shares, carry an irrevocable voting proxy granted to the Chairman. Please review the Form C for full details on the rights, preferences, and restrictions attaching to these shares before investing.

Bonus shares & perks

Invest early. Own more.

20%

Time-based bonus

Invest on or before October 31, 2026 and receive 20% bonus shares. Investments from November 1 through the November 30, 2026 deadline receive no time-based bonus.

30%

Eligibility bonus

Existing registered Rad Power Bikes owners and existing shareholders of Life Electric Vehicles Holdings, Inc. (holding a minimum of 2,500 shares) may be eligible for 30% additional shares, applied after the offering closes.

These stack. An investor who qualifies for both may receive both — capped at 50% of cash shares purchased.

Worked example

$1,000 invested on or before October 31, 2026, by an eligible Rad owner:

1,000 cash shares + 200 time-based bonus shares + 300 eligibility bonus shares

= 1,500 shares total.

The 30% Eligibility Bonus is limited to one award per investor and is not increased if an investor qualifies under both categories. Eligibility is verified by the Company and the intermediary based on records available at the time of investment or closing. Bonus shares consist of Common Stock with the same rights, preferences, and restrictions as cash shares, including the irrevocable voting proxy granted to the Chairman. The issuance of bonus shares results in additional dilution to investors who do not receive them. Bonus shares sit on top of the 5,000,000 cash shares and the $5,000,000 cash ceiling in this Form C and are not deducted from that ceiling. Fractional bonus shares will be rounded up. The Company reserves the right to modify or terminate the bonus share and benefit programs, subject to the material-change reconfirmation requirements of Regulation Crowdfunding.

Investor gift cards

$2,500 – $4,999 investment	**$100**
$5,000 – $9,999 investment	**$300**
$10,000 – $24,999 investment	**$1,000**
Every $25,000 invested	**$3,000**

For every $25,000 of Common Stock purchased, the investor receives a $3,000 gift card. A $100,000 investment would receive four $3,000 gift cards, for $12,000 in aggregate gift card value. A single investment is required to qualify. Gift cards are not securities, do not count against the offering ceiling, and investors using a self-directed IRA may not be eligible to receive them.

Claim Your Bonus Shares — Invest Before October 31

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Questions

Frequently asked

What is Regulation Crowdfunding (Reg CF)? −

Regulation Crowdfunding is a provision of the JOBS Act that allows companies to raise capital from everyday investors — not only accredited investors — through SEC-registered online platforms. Companies may raise up to $5 million in a 12-month period. Investors receive actual securities in the company, and the offering must be conducted through a registered funding portal or broker-dealer.

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Own a piece of Rad.

Invest from $250. 20% bonus shares end October 31, 2026.

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Disclosures

Corporate history and prior business

Rad Life Mobility, Inc. was formed on February 9, 2026 and acquired certain assets of Rad Power Bikes Inc. on February 27, 2026, through a court-approved Section 363 sale in connection with the prior owner's Chapter 11 bankruptcy proceeding, for total consideration of approximately $14.9 million of cash and specifically limited assumed obligations. The Company assumed certain limited warranty and gift card obligations but did not assume the prior owner's general liabilities. Prior to the acquisition, the Rad Power Bikes prior owners were subject to litigation, a Consumer Product Safety Commission matter relating to certain older lithium-ion batteries (never sold or serviced by the Company), and reported battery-fire incidents. Since the acquisition of certain assets by the Company, some customers have experienced limited availability of parts and batteries and extended fulfillment timelines. The Company is working to improve parts availability, service response, and fulfillment. These matters, and the risks associated with them, are described in full in the Form C, which investors should read in its entirety before investing.

Historical figures

Historical Rad Power Bikes revenue, financing transactions, valuations, customer records, and operating results referenced on this page relate solely to the prior owners of Rad Power

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Disclosures

Corporate history and prior business

Rad Life Mobility, Inc. was formed on February 9, 2026 and acquired certain assets of Rad Power Bikes Inc. on February 27, 2026, through a court-approved Section 363 sale in connection with the prior owner's Chapter 11 bankruptcy proceeding, for total consideration of approximately $14.9 million of cash and specifically limited assumed obligations. The Company assumed certain limited warranty and gift card obligations but did not assume the prior owner's general liabilities. Prior to the acquisition, the Rad Power Bikes prior owners were subject to litigation, a Consumer Product Safety Commission matter relating to certain older lithium-ion batteries (never sold or serviced by the Company), and reported battery-fire incidents. Since the acquisition of certain assets by the Company, some customers have experienced limited availability of parts and batteries and extended fulfillment timelines. The Company is working to improve parts availability, service response, and fulfillment. These matters, and the risks associated with them, are described in full in the Form C, which investors should read in its entirety before investing.

Historical figures

Historical Rad Power Bikes revenue, financing transactions, valuations, customer records, and operating results referenced on this page relate solely to the prior owners of Rad Power Bikes and are not the revenues, valuations, or operating results of Rad Life Mobility, Inc. Historical results are specific to the prior business and do not guarantee future performance of the Company. The Company has not independently determined that all acquired customer records remain current, active, marketable, or usable for all contemplated purposes.

Forward-looking statements

This page contains forward-looking statements that reflect current expectations and are not guarantees of future performance. Statements regarding planned facilities, Foreign-Trade Zone activation, integration, margin improvement, market growth, and future revenue are subject to execution, integration, supply chain, regulatory, and market risks. Actual results may differ materially.

Market data

Market size and growth figures are third-party industry projections and are not guarantees or Company forecasts.

Risk disclaimer

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

Important information

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

By accessing this site and any pages on this site, you agree to be bound by the Terms of Use, Privacy Policy and Investor User Agreement. Past performance is not indicative of future results.

Investment risk

Investing in a Regulation CF offering involves a high degree of risk, including the risk of losing your entire investment. Securities sold in this offering are not publicly traded, are subject to transfer restrictions, and no public market may ever develop. This page is a summary and does not constitute an offer to sell securities. Any investment decision should be made solely on the basis of the Company's Form C and the complete risk factors contained therein, available on the offering page and at sec.gov.

RAD POWER BIKES